Exhibit 3.1

CLASS C UNIT SUPPLEMENT NO. 1 TO SECOND AMENDED AND RESTATED
AGREEMENT OF LIMITED PARTNERSHIP, AS AMENDED,
OF
CUBESMART, L.P.

THIS CLASS C UNIT SUPPLEMENT NO. 1 (this “Supplement No. 1”) is dated as of April 12, 2017 and has been executed and delivered by CubeSmart, a Maryland real estate investment trust (the “General Partner”), as the sole general partner of CubeSmart, L.P., a Delaware limited partnership (the “Partnership”), to establish certain terms of 58,400 Class C Units to be issued by the Partnership on the date hereof to Lock Up Equity Development LLC, an Illinois limited liability company, pursuant to this Supplement No. 1 (such Class C Units, the “04-12-2017 Class C Units”).

BACKGROUND

A.            On March 15, 2017, the General Partner executed Amendment No. 3 (“Amendment No. 3”) to the Second Amended and Restated Agreement of Limited Partnership Agreement of the Partnership (as amended to date, the “Partnership Agreement”).  Amendment No. 3 established the Class C Units, and set forth rights and privileges, as well as limitations and restrictions, applicable to Class C Units generally and provided for certain specific terms of any given Class C Unit to be established by the General Partner in connection with the issuance of such Class C Unit.

B.            Capitalized terms used in this Supplement No. 1 but not defined herein shall have the meanings given to such terms in the Partnership Agreement.

NOW, THEREFORE, the General Partner hereby confirms the following terms and conditions for each 04-12-2017 Class C Unit:

1.     Stated Value.  The Stated Value of each 04-12-2017 Class C Unit is Twenty-Five dollars ($25.000).

2.     Distribution Rate.  The Class C Annual Amount for each 04-12-2017 Class C Unit shall equal Seventy-Five Cents ($0.75), subject to reduction as and to the extent provided for in Section 1(c)(ii) of Amendment No. 3.

3.     Cash Amount.  The Class C Unit Cash Amount for each 04-12-2017 Class C Unit shall equal the Stated Value of each 04-12-2017 Class C Unit.

4.     Holder’s Redemption Right.  The holder of each 04-12-2017 Class C Unit may not exercise its Redemption Right until on or after October 12, 2017.

5.     General Partner Redemption Right.  The General Partner shall have the right, exercisable in its sole discretion upon ten (10) days prior written notice, to require each holder of 04-12-2017 Class C Units to exercise its Redemption Right on or at any time after April 12, 2018.  In the event that the holder of 04-12-2017 Class C Units has not exercised its Redemption Right within the foregoing ten-day period following such written notice, then the General Partner shall be entitled to assume conclusively that the holder did in fact exercise its Redemption Right on the tenth (10th) day of the foregoing ten-day period and thereupon or thereafter to make all elections and take all actions with respect to the redemption of 04-12-2017

Class C Units that the General Partner would have the power and authority to take upon receipt of a Notice of Redemption in respect of Class C Units.

6.     Confirmation.  Except as expressly set forth in this Supplement No. 1, each 04-12-2017 Class C Unit shall have the rights and privileges, and shall be subject to the limitations and restrictions, applicable to Class C Units generally, as set forth in the Partnership Agreement, including Amendment No. 3.

IN WITNESS WHEREOF, the General Partner has executed this Supplement No. 1 as of the date first above written.

GENERAL PARTNER:

CUBESMART

By:	/s/ Jeffrey P. Foster
	Name:	Jeffrey P. Foster
	Its:	Senior Vice President, Chief Legal Officer & Secretary